1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 27, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Common Share Ex-dividend Date July 14th

Hsinchu, Taiwan, R.O.C. – June 27, 2014 — TSMC (TWSE: 2330, NYSE: TSM) today announced that the ex-dividend date for TSMC common shares shall be July 14th, 2014. The cash dividend is NT$2.99991232 for each common share.

The above-mentioned dividend is calculated based on the dividend distribution, as approved by the Company’s shareholder meeting on June 24, 2014, and the actual number of common shares outstanding on the record date for the distribution. As a result of the employee stock options exercised between the day the Company’s board proposed said dividend distribution and the record date of the distribution, the total number of outstanding common shares has increased slightly, resulting in a miniscule difference in the per-share dividends from the per-share numbers proposed by the Company’s board on February 18th, 2014.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail :pdkramer@tsmc.com	Ms. Dana Tsai Principal Specialist PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com